Exhibit 99.1
E-House Announces Management Changes
SHANGHAI, China, September 29, 2009 — E-House (China) Holdings Limited (“E-House” or the “Company”) (NYSE: EJ), a leading real estate services company in China, today announced changes to its management team, effective immediately.
•	Mr. Xin Zhou has been appointed as a co-chairman of the Board of Directors and chief executive officer of China Real Estate Information Corporation, formerly CRIC Holdings Limited (“CRIC”), a subsidiary of E-House that will merge with SINA Corporation’s online real estate business effective upon the closing of CRIC’s proposed initial public offering in the U.S. Mr. Zhou has resigned as chief executive officer of E-House and has taken on the new title of executive chairman of E-House’s Board of Directors.

•	Mr. Gordon Jianjun Zang, formerly head of E-House’s primary real estate agency business segment, has been appointed as acting chief executive officer of E-House and a director of E-House’s Board of Directors.

•	Mr. Charles Chao has resigned from E-House’s Board of Directors. Mr. Chao has also been appointed as a co-chairman of the Board of Directors of CRIC, effective upon the closing of CRIC’s proposed initial public offering.
Mr. Xin Zhou, E-House’s executive chairman, said, “E-House has clearly established itself as the leader in real estate services in China with an industry-leading brand, seasoned management team and well-tested business practice. Gordon, one of the founders of E-House and one of the most experienced executives in China’s real estate services industry, has played an important role in our development. I am confident that his new appointment will enable E-House to further leverage and benefit from his vast experience and industry expertise, particularly in the area of primary real estate agency services. In the meantime, I am excited to take on my new responsibilities. While I will continue to oversee E-House’s overall growth strategy across all of its business segments, I plan to put an additional focus on the growth and integration of E-House’s real estate information and consulting services and SINA’s online real estate business, with which we plan to merge following CRIC’s proposed IPO.”
Mr. Gordon Jianjun Zang, E-House’s newly appointed acting chief executive officer, said, “I am honored to have the trust and confidence of Mr. Zhou and E-House’s Board. Under Mr. Zhou’s guidance, E-House has made remarkable achievements and will benefit from his continued leadership. I am committed to working with him and the entire management team to formulate and execute E-House’s future strategies.”
Mr. Li-Lan Cheng, E-House’s chief financial officer added, “This is an exciting time in E-House’s history. Under the new management structure, Mr. Zhou will continue to be responsible for E-House’s overall strategy, oversee management and operations across all business segments, and cover major clients. At the same time, as CRIC’s CEO, he will lead a new CRIC management team to develop and integrate E-House’s real estate information and consulting services and SINA’s online real estate business. Mr. Zang will assist Mr. Zhou in coordinating the continued development of E-House’s primary real estate agency business. This structure both ensures stability and continuity of E-House’s management and emphasizes our strategic commitment to developing China’s leading online and offline integrated real estate information platform. We believe this is a win-win solution for both E-House and CRIC.”

Mr. Gordon Jianjun Zang has served as E-House’s executive president of primary real estate agency service since 2001 and as director from December 2004 to August 2007. Prior to joining E-House, Mr. Zang was the chairman and general manager of the predecessor of Shanghai Real Estate Brokerage Co., Ltd. in 2000. Mr. Zang served as a director and general manager of Shanghai Yidu Real Estate Sales & Planning Co., Ltd. from 1998 to 2000, and as an operating director of Shanghai Lidahang Real Estate Consulting Co. from 1993 to 1998. Mr. Zang received a bachelor’s degree from Fudan University and an EMBA degree from Shanghai Jiao Tong University in China.
About E-House
E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is a leading real estate services company in China. Since its inception in 2000, E-House has experienced rapid growth and is China’s largest real estate agency and consulting services company with a presence in more than 30 cities. In addition to its national presence, E-House offers a wide range of services to the real estate industry through its various business segments including primary sales agency, secondary brokerage, consulting and information services, advertising and investment management. E-House has received numerous awards for its innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies and “China Enterprises with the Best Potential” from Forbes. E-House believes it has the largest and most comprehensive real estate database system in China, providing up-to-date and in-depth information covering residential and commercial real estate properties in all major regions in China. For more information about E-House, please visit http://www.ehousechina.com.
Forward-Looking Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “confident,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the quotations from management in this press release, as well as E-House’s strategic and operational plans, contain forward-looking statements. E-House may also make written or oral forward-looking statements in its reports with the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about E-House’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, a severe or prolonged downturn in the global economy, E-House’s susceptibility to fluctuations in the real estate market of China, government measures aimed at China’s real estate industry, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of E-House’s brand or image, E-House’s inability to successfully execute its strategy of expanding into new geographical markets in China, E-House’s failure to manage its growth effectively and efficiently, E-House’s failure to successfully execute the business plans for its strategic alliances and other new business initiatives, E-House’s loss of its competitive advantage if it fails to maintain and improve its proprietary CRIC system or to prevent disruptions or failure in the system’s performance, E-House’s failure to compete successfully, fluctuations in E-House’s results of operations and cash flows, E-House’s reliance on a concentrated number of real estate developers, and other risks outlined in E-House’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and E-House does not undertake any obligation to update any such information, except as required under applicable law.

For investor and media inquiries please contact:
In China
Michelle Yuan
Manager, Investor Relations
E-House (China) Holdings Limited
Phone: +86 (21) 6133-0770
E-mail: liyuan@ehousechina.com
Cathy Li
Ogilvy Financial, Beijing
Phone: +86 (10) 8520-6104
E-mail: cathy.li@ogilvy.com
In the U.S.
Jessica Barist Cohen
Ogilvy Financial, New York
Phone: +1 (646) 460-9989
Email: jessica.cohen@ogilvypr.com